
November 14, 2023

Cary Claiborne
President and Chief Executive Officer
Adial Pharmaceuticals, Inc.
1180 Seminole Trail, Suite 495
Charlottesville, Virginia 22901

> **Re: Adial Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 8, 2023**
> **File No. 333-275397**

Dear Cary Claiborne:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Leslie Marlow